Exhibit 99.1

News Release

NORBORD ANNOUNCES REDUCED OPERATING SCHEDULES AND CAPITAL EXPENDITURES AS PART OF COVID-19 RESPONSE PLAN

TORONTO, ON (March 25, 2020) – Norbord Inc. (TSX and NYSE: OSB) today announced that effective March 30, it will commence reducing production across its portfolio of North American oriented strand board (OSB) mills in response to the demand impact of the COVID-19 pandemic.

The Company will adjust its operating configuration by reducing shifts and running a number of its North American mills on alternating schedules to match production with an anticipated reduction in OSB demand and to comply with government-imposed restrictions. This approach will allow the Company to continue to serve its customers, retain operating flexibility and preserve jobs for as many employees as is practicable, while at the same time being prepared to quickly resume normal operations when economic conditions improve.

This adjusted operating configuration will initially result in a 25% reduction to Norbord’s currently operating North American mill capacity. The OSB demand situation is changing day-by-day, and the Company’s ability to continue to operate any of its mills could be influenced by factors outside Norbord’s control, including government-imposed restrictions, therefore additional operating adjustments may be necessary. The Company does not intend to provide further operational updates unless there is a significant change in this curtailment strategy.

Norbord’s European business is prepared to take similar action and will adjust mill operating schedules as needed to match production with demand.

In addition, the Company is deferring non-critical capital projects and further reducing its 2020 capital expenditures budget by 25%, from US $100 million to US $75 million, to preserve cash and balance sheet flexibility.

“These are extraordinary times and difficult decisions, but they reflect the uncertainties facing businesses around the globe,” said Peter Wijnbergen, Norbord’s President & CEO. “Of utmost importance, our first priority remains the health and safety of our employees, and in response we have been implementing a number of measures across our operations to mitigate potential exposure to COVID-19. Further, we believe that reducing operating schedules across our mills gives us the best flexibility to adapt to the ever-changing demand landscape while still meeting our customers’ needs, reducing hardship on our employees and ensuring we are prepared for a return to growth when markets normalize.”

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board. In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.9 billion and employs approximately 2,400 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Robert B. Winslow, CFA

Vice President, Investor Relations & Corporate Development

Tel. (416) 777-4426

info@norbord.com

or

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19, including health and safety measures instituted to protect our employees, government-imposed restrictions that may apply to our operations, the impact of COVID-19 on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines and/or securitization programs; (19) impact of future cross-border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; and (23) changes in government policy and regulation.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the February 4, 2020 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2019 Management’s Discussion and Analysis dated February 4, 2020.